SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Emergent BioSolutions Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29089Q105
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29089Q105	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,613,338 shares of Common Stock (including 2,500,000 shares of Common Stock issuable upon exercise of warrants)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,613,338 shares of Common Stock (including 2,500,000 shares of Common Stock issuable upon exercise of warrants)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,613,338 shares of Common Stock (including 2,500,000 shares of Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 29089Q105	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

Emergent BioSolutions Inc. (the “Company”)

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

300 Professional Drive, Gaithersburg, MD 20879.

Item 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of Oak Hill Advisors, L.P., a Delaware limited partnership (“OHA” or, the “Reporting Person”), as investment adviser to certain funds and client accounts (directly or through an affiliate) (together, the “Oak Hill Funds”), with respect to the shares of Common Stock and the shares of Common Stock issuable upon exercise of warrants directly held by the Oak Hill Funds.

OHA is a subsidiary business of T. Rowe Price Associates, Inc. (“TRP”). OHA’s beneficial ownership does not include any shares that may be beneficially owned by TRP.

Glenn R. August, a United States citizen, is the Founder and Chief Executive Officer of OHA.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of the Reporting Person is One Vanderbilt Avenue, 16th Floor, New York, New York 10017.

Item 2(c).	CITIZENSHIP:

OHA is a Delaware limited partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:

29089Q105

CUSIP No. 29089Q105	13G	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

The percentage set forth in Row 11 of the cover page for the Reporting Person is calculated based upon 54,019,962 shares of Common Stock, which is the sum of (i) 52,906,624 shares of Common Stock outstanding as of July 30, 2024, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 7, 2024 and (ii) 1,113,338 shares of Common Stock issued by the Company on September 17, 2024, as disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2024, and assumes the exercise of warrants reported herein.

CUSIP No. 29089Q105	13G	Page 5 of 6 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. The Oak Hill Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29089Q105	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 13, 2024

oak hill advisors, l.p.

By:	/s/ Gregory S. Rubin
Name:	Gregory S. Rubin
Title:	Authorized Signatory